OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-23411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11023374

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

E Magnus Oppenheim & Co. Inc.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 38th Street 7th Floor
(No. and Street)

New York (City) NEW York (state) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E Magnus Oppenheim (212) 983-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3763 Quakerbridge Rd PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 1 2011
REGISTRATIONS BRANCH
09

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I E. Magnus Oppenheim swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E Magnus Oppenheim & Co., Inc. as of December 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LONETTE D. DURRANT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6186105
Qualified in Kings County
My Commission Expires April 28, 2012

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[ ] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. MAGNUS OPPENHEIM & CO. INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 - Revised
Year Ended December 31, 2010

NET CAPITAL

Common stock	$	50
Accumulated other comprehensive income		2,130
Retained earnings		202,193
Total Credits		204,373
Debits		
Due from clearing		57,701
Haircuts - stocks		7,243
Security deposit		8,118
Total Debits		73,062
NET CAPITAL	$	131,311

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness		2,177
Minimum capital requirement		5,000
Net capital in excess of requirements	$	126,311
Ratio of Aggregate Indebtedness to Net Capital	.2489 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010) as Amended on May 9, 2011

Net Capital, as reported in Company's Part II unaudited Focus Report	$	131,309
Net Capital, per above		131,311
Difference	$	(2)

See accompanying notes.

Note 4. Concentrations and Economic Dependency

A significant amount of the Company's advisory fees and commission income is generated through the E.M.O. Sterling Return Fund L.P.

Note 5. Related Party Transactions

The Company is an investment manager to the E.M.O. Sterling Return Fund L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified public accountant to monitor its activities and resultant asset values.

The Company earned $193,577 in advisory fees during the year. Accounts receivable from the fund at December 31, 2010 was $48,022.

The Company paid its principal shareholder a management fee during the year in the amount of $55,852 in addition to a salary in the amount of $80,829.

On June 30, 2010 the Company distributed 384.830 shares of E.M.O. Sterling Return LT Fund, LLP to its principal shareholder. The Company valued these shares at the time of the distribution at $80,833. The actual value of the shares at June 30, 2010 was $75, 273. No gain or loss was recognized by the Company as it was considered a return of capital.

Note 6. Lease

The Company leases office space from an affiliated company E.O. & R.O. LLC under a subleasing arrangement. There is no written agreement between the parties. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC.

Rent paid to E,O. & R.O. LLC during the year totaled $36,800.

NOTE 7. Net Capital Requirements - Revised:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $131,311., which was $126,311. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .2489 to 1.

OMB APPROVAL

OMB Number: 3235-0123
SEC FILE NUMBER
8-23411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

E Magnus Oppenheim & Co. Inc.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 38th Street 7th Floor
(No. and Street)

New York (City) NEW York (state) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E Magnus Oppenheim (212) 983-1818
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3763 Quakerbridge Rd PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 Zip Code)

CHECK ONE:
- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I E. Magnus Oppenheim swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E Magnus Oppenheim & Co., Inc. as of December 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LONETTE D. DURRANT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6186105
Qualified in Kings County
My Commission Expires April 28, 2012

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):
[X] (a) Facing page
[ ] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. MAGNUS OPPENHEIM & CO. INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 - Revised
Year Ended December 31, 2010

NET CAPITAL		
Common stock	$	50
Accumulated other comprehensive income		2,130
Retained earnings		202,193
Total Credits		204,373
Debits		
Due from clearing		57,701
Haircuts - stocks		7,243
Security deposit		8,118
Total Debits		73,062
NET CAPITAL	$	131,311

<u>CAPITAL REQUIREMENTS</u>

6 2/3 % of aggregate indebtedness		2,177
Minimum capital requirement		5,000
Net capital in excess of requirements	$	126,311
Ratio of Aggregate Indebtedness to Net Capital	.2489 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010) as Amended on May 9, 2011

Net Capital, as reported in Company's Part II unaudited Focus Report	$	131,309
Net Capital, per above		131,311
Difference	$	(2)

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2010

Note 4. Concentrations and Economic Dependency

A significant amount of the Company's advisory fees and commission income is generated through the E.M.O. Sterling Return Fund L.P.

Note 5. Related Party Transactions

The Company is an investment manager to the E.M.O. Sterling Return Fund L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a f[illegible]ountant and an independent certified public accountant to monitor its activities and resultant asset values.

The Company earned $193,577 in advisory fees during the year. Accounts receivable from the fund at December 31, 2010 was $48,022.

The Company paid its principal shareholder a management fee during the year in the amount of $55,852 in addition to a salary in the amount of $80,829.

On June 30, 2010 the Company distributed 384.830 shares of E.M.O. Sterling Return LT Fund, LLP to its principal shareholder. The Company valued these shares at the time of the distribution at $80,833. The actual value of the shares at June 30, 2010 was $75, 273. No gain or loss was recognized by the Company as it was considered a return of capital.

Note 6. Lease

The Company leases office space from an affiliated company E.O. & R.O. LLC under a subleasing arrangement. There is no written agreement between the parties. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC.

Rent paid to E,O. & R.O. LLC during the year totaled $36,800.

NOTE 7. Net Capital Requirements - Revised:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $131,311., which was $126,311. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .2489 to 1.